Exhibit 7.1

ESCROW AGREEMENT

This ESCROW AGREEMENT (the “Agreement”) is made and entered into as of June 9, 2025, by and among:

1. Green Rain Energy Holdings, Inc., a California corporation with its principal place of business at 8549 Wilshire Blvd., Suite 1216, Beverly Hills, CA 90211 (“Company”),

2. Chapgar Latiff CPA, a certified public accounting firm with offices at 464 Union Street, Unit #207, Pasadena, California 91101 (“Escrow Agent”),

each a “Party” and collectively the “Parties.”

WHEREAS, the Company is conducting an offering of securities pursuant to Regulation A under the Securities Act of 1933, as amended (the “Offering”);

WHEREAS, the Company desires to deposit all subscription proceeds from investors in the Offering into an escrow account, to be held by Escrow Agent until disbursement in accordance with this Agreement;

NOW, THEREFORE, in consideration of the mutual promises herein contained, the Parties hereby agree as follows:

1. Establishment of Escrow Account

The Escrow Agent shall establish an escrow account titled “Green Rain Energy Holdings, Inc. Regulation A Escrow Account” (the “Escrow Account”) at a federally insured banking institution of Escrow Agent’s choosing.

2. Deposit of Proceeds

All subscription proceeds from investors in the Offering shall be deposited into the Escrow Account and held in trust by the Escrow Agent in accordance with the terms of this Agreement.

3. Release of Funds

The Escrow Agent shall release funds from the Escrow Account as follows:

- Successful Closing: Upon receipt of written instructions signed by both (i) Alfredo Papadakis, President and CEO of the Company, and (ii) Chapgar Latiff, Escrow Agent, confirming that the minimum offering amount (if any) has been reached and all closing conditions satisfied, Escrow Agent shall release the funds to the Company’s designated operating account.

- Termination of Offering: In the event the Offering is terminated without reaching the minimum amount (if any), or otherwise fails to close, Escrow Agent shall promptly return all proceeds to the respective investors without interest or deduction, unless otherwise directed in writing by both Parties.

4. Duties and Responsibilities of Escrow Agent

The Escrow Agent shall:

a. Hold and safeguard the Escrow Account and proceeds therein;

b. Disburse funds only in accordance with this Agreement;

c. Not be liable for any loss or damage other than arising from its gross negligence or willful misconduct.

d. In the event that the minimum offering amount is deposited but the Offering is not completed by the end of the offering period, all funds held in escrow shall be promptly returned to the respective investors without interest or deduction.

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5. Fees and Expenses

The Company agrees to pay all fees and reasonable expenses of the Escrow Agent in connection with this Agreement.

6. Indemnification

The Company shall indemnify and hold harmless the Escrow Agent from any claims, losses, or liabilities arising out of this Agreement, except for those resulting from Escrow Agent’s gross negligence or willful misconduct.

7. Miscellaneous

a. Governing Law: This Agreement shall be governed by and construed under the laws of the State of [Insert State].

b. Entire Agreement: This Agreement constitutes the entire understanding between the Parties.

c. Amendments: No amendment shall be effective unless in writing signed by all Parties.

IN WITNESS WHEREOF, the undersigned have executed this Escrow Agreement as of the day and year first above written.

Green Rain Energy Holdings, Inc.

By: /s/ Alfredo Papadakis
Name: Alfredo Papadakis
Title: President & CEO
Date: ______________________

Chapgar Latiff CPA

By: /s/ Chapgar Latiff

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